Exhibit 99.3

Q3 2014 Financial Results Conference Call

Q3 2014 Conference and webcast details Live Dial-in Information Primary Dial-in: 866-515-2913 International Dial-in: 617-399-5127 Participant Passcode: 50996956 Live webcast and replay: http://www.media-server.com/m/p/3my5yedw Speakers David Reis CEO Erez Simha COO & CFO Shane Glenn VP, Investor Relations

Stratasys Forward looking statement Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest Technologies, and GrabCAD after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Summary & Outlook Positive sales momentum across a wide range of products, particularly from our high-end systems, as well as MakerBot Favourable product mix contributed to healthy margins – offsetting the impact of acquisitions Completed acquisitions of Solid Concepts, Harvest Technologies, GrabCAD, and HAFNER’S BÜRO

Financial Results Stratasys Ltd. Non-GAAP Q3-13 Q3-14 Change YOY Unit Sales 5,925 10,965 85.1% Total Revenue $126.1 $203.6 +61.5% Revenue/ Employee 0.075 0.072 -4.5% Gross Profit % margin 74.1 58.8% 118.8 58.4% +60.3% Operating Expenses % of sales 49.9 39.6% 87.0 42.7% +74.4% Operating Profit % margin 24.2 19.2% 31.8 15.6% +31.2% Pre-tax Profit % margin 23.8 18.9% 30.4 14.9% +27.9% Tax Rate 15.6% 1.1% -92.7% EBITDA 27.4 40.0 +45.7% Net Income % margin 20.0 15.9% 30.1 14.8% +50.3% EPS (Diluted) $0.45 $0.58 +27.4% Diluted Shares 44.3 52.3 +18.0% ($ in millions unless noted otherwise) Revenue Growth 62% YOY Organic Revenue Growth 35% YOY Non-GAAP Gross Margin 58.4% Non-GAAP Net Income Growth 50% YOY MakerBot became an organic revenue source as of August 15th, 2014

Financial Results Revenue Stratasys Ltd. Non-GAAP Total Revenue - Quarter Total Revenue – Quarterly Trend Product Service Product Service System Revenue 59% YOY Consumable Revenue 32% YOY ($ in millions unless noted otherwise)

Financial Results Strong Production and Design HE Series Impact of MakerBot Replicator 5th Generation 3D Printers Reached significant company milestone of over 100,000 3D printers sold on a combined pro forma basis 1 Includes systems sold by Stratasys, Inc. in all periods; and units for MakerBot starting only on August 15, 2013 Stratasys Ltd. System Unit Sales1 Total Units Sold - Quarter Total Units Sold – Quarterly Trend

Financial Results Sales of higher-margin products contributing to healthy margins Core business offsetting impact of acquisitions Gross Profit Stratasys Ltd. Non-GAAP Q3-13 Q3-14 % Change YOY Product Revenue % of sales $108.3 85.9% $160.2 78.7% +47.9% Service Revenue % of sales 17.7 14.1% 43.4 21.3% +144.7% Product Gross Profit % margin 67.5 62.3% 101.5 63.4% +50.5% Service Gross Profit % margin 6.7 37.6% 17.3 39.9% +159.9% Total Gross Profit % margin 74.1 58.8% 118.8 58.4% +60.3% Gross Margin – Quarterly Trend ($ in millions unless noted otherwise) Product Gross Margin Service Gross Margin Total Gross Margin

Financial Results Investing for future growth Incremental operating costs from acquisitions Operating Profit Stratasys Ltd. Non-GAAP Operating Profit Analysis – Quarterly Trend Q3-13 Q3-14 % Change YOY R&D Expense % of sales 12.0 9.5% 19.2 9.4% +60.1% SG&A Expense % of sales 37.9 30.1% 67.9 33.3% +78.9% Total Operating Exp. % of sales 49.9 39.6% 87.0 42.7% +74.4% Total Operating Profit % margin 24.2 19.2% 31.8 15.6% +31.2% R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin ($ in millions unless noted otherwise)

Financial Results Growth across all regions Strong organic growth in Asia Pacific Revenue Geographic Mix Stratasys Ltd. Non-GAAP Geographic Sales Q3-2013 Geographic Sales Q3-2014 North America EMEA APAC Other North America EMEA APAC Other

Financial Results $458.9M in cash and cash equivalents & bank deposits Increased accounts receivable and inventories primarily due to the acquisition of Solid Concepts and Harvest Technologies Balance Sheet Summary Stratasys Ltd. Selected balance sheet items ($ in millions) Q2-14 Q3-14 Cash , Cash Equivalents & Bank Deposits $577.9 $458.9 Accounts Receivable 113.6 140.7 Inventories 114.3 119.3 Net Working Capital 717.2 546.6 ($ in millions unless noted otherwise)

Financial Results Impressive organic and inorganic sales growth Broad-based demand across our product lines Investments in strategic initiatives and infrastructure to accelerate our growth Adjustment in 2014 guidance reflects the acquisition of GrabCAD ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd. Projections Stratasys Ltd. Non-GAAP Revenue (Millions) EPS

Financial Guidance Stratasys Ltd. Revenue & Earnings Guidance Non-GAAP $750-$770 $2.21-$2.31 Revenue (M) Non-GAAP Diluted EPS Fiscal 2014 Financial Guidance Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data) Revenue $750 to $770 Non-GAAP Net Income $114.9 to $120.1 (1) Stock-Based Compensation Exp. $29.4 to $29.9 (2) Intangible Assets Amortization Exp. $80.6 to $81.1 (3) Impairment Charges $14.6 (4) Merger Related Expenses $66.7 to $68.7 (5) Tax expense related to adjustments ($46.9) to ($47.9) GAAP Net Loss ($31.6) to ($24.4) GAAP Loss Per Share ($0.63) to ($0.49) Non-GAAP Diluted Earnings Per Share $2.21 to $2.31

Financial Guidance Stratasys Ltd. Long-Term Target Operating Model Non-GAAP +25% Revenue growth 18%–23% Operating margin 10%–15% Effective tax rate 16%–21% Net income margin of sales of sales

Strategic Imperatives Lead in Prototyping 01 Expand the Direct Digital Manufacturing (DDM) Business 02 Introduce Vertical Applications 03 Accelerate New Solutions to the Market 04 Improve 3D Printing Accessibility 05 Improve Customer Intimacy 06

Creating A Global Leading Parts Services Business Combined Organization Focused on: PMI process Exposing Synergies Accelerating Growth

Parts Services Business Acquisitions’ Rationale Cross Selling Synergies Parts Sell Printers <-> Printers Sell Parts Establish a Fulfillment Platform for Expanding EUP Strategy Operate as a Growing, Profitable Business Unit Within Stratasys End Use Parts Manufacturing Platform to lead in parts services Best Leadership & Process Knowhow Capacity & Infrastructure for growth Additive Manufacturing core competency DDM and EUP focused

GrabCAD Improving Customer Intimacy & 3D Printing Accessibility Developing leading 3D printing ecosystem CAD software agnostic Early in PMI process GrabCAD is a Leading 3D CAD Collaboration Platform Workbench provides a cloud-based collaboration platform for designers and engineers to manage, share and view CAD files Community of more than 1.5 million members from around the world who can access a large public CAD file library as well as connect with other engineers GrabCAD maintains an industry-leading software engineering team

Stratasys

New Products

Lead in Prototyping & Accelerating New Solutions to Market

- Systems
- Materials

2014 H1	2014 H2
Objet500 Connex3 Color Multi-Material 3D Printer	Objet500, Objet350, & Objet260 Connex1 Multi-Material 3D Printer
MakerBot Replicator	Objet500, Objet350, & Objet260 Connex2 Multi-Material 3D Printer
MakerBot Replicator Mini	Objet350, & Objet260 Connex3 Color Multi-Material 3D Printer
MakerBot Replicator Z18	Objet30 Prime Desktop 3D Printer
Objet Eden260V Dental Advantage	Objet Eden260VS
Stratasys CrownWorx & FrameWorx	Fortus 450mc Production System
SolidScape Max2 High Precision 3D Printer	Fortus 380mc Production System
VeroGlaze Dental	ULTEM 1010 resin
Endur Simulated Polypropylene	ASA Thermoplastic
Expanded Connex3 color palettes	










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Stratasys

Expanding Access to 3D Printing

Improving Customer Intimacy & 3D Printing Accessibility

MakerBot Channel Expansion

- MakerBot 5th Generation 3D Printers available in select Home Depot locations
- MakerBot Europe established through the acquisition of German distributor HAFNER'S BURO
- Expanded local presence in Europe

Expansion of Stratasys/UPS pilot program

- UPS placed uPrint SE Plus 3D Printers in six locations for pilot program
- Success of program has resulted in expansion to nearly 100 UPS locations in the U.S.




MakerBot
Now setting the standard in reliable desktop 3D printing on both sides of the Atlantic!



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System Sales & Support Parts Services Corporate Headquarters Global Offices 29+ Manufacturing Locations 4 Employees 2,800+ Resellers 260+ Software Development

Summary & Outlook Observed broad-based demand for our products and services, with particular strength in our high-performance systems and materials, as well as an impressive contribution from MakerBot. Impressive third quarter results, including record top-line revenue with strong organic growth Observed broad-based demand for our products and services, with particular strength in our high-performance systems and materials, as well as an impressive contribution from MakerBot Completed acquisitions, expanding ability to address a wide spectrum of market verticals and develop a broad set of customer solutions Positioning the company to capitalize on future growth opportunities through strategic investments, while executing a focused M&A strategy Continue to observe a favorable market environment and expect a strong finish to the year

We are Stratasys We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

Reconciliation of GAAP to Non-GAAP Results of Operations

Stratasys Ltd.

($ in thousands except per share data)	Q3-13			Q3-14		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$107,887	$434	$108,321	$160,200	$ -	$160,200
Services	17,739	-	17,739	43,410	-	43,410
Cost of sales						
Products	53,565	(12,713)	40,852	85,437	(26,760)	58,677
Services	11,469	(395)	11,074	30,326	(4,236)	26,090
Gross profit	60,592	13,542	74,134	87,847	30,996	118,843
Operating expenses						
Research and development, net	13,514	(1,538)	11,976	23,352	(4,177)	19,175
Selling, general and administrative	51,587	(13,660)	37,927	110,803	(42,936)	67,867
Change in fair value of obligations in connection with acquisitions	1,607	(1,607)	-	5,578	(5,578)	-
Operating income (loss)	(6,116)	30,347	24,231	(51,886)	83,687	31,801
Financial expenses, net	(452)	-	(452)	(1,385)	-	(1,385)
Income (loss) before income taxes	(6,568)	30,347	23,779	(53,271)	83,687	30,416
Income taxes (benefit)	80	3,640	3,720	(21,920)	22,270	350
Net income (loss)	(6,648)	26,707	20,059	(31,351)	61,417	30,066
Net income (loss) attributable to non-controlling interest	(22)	61	39	(24)	-	(24)
Net income (loss) attributable to Stratasys Ltd.	$(6,626)	$26,646	$20,020	$ (31,327)	$61,417	$30,090
Net income (loss) per ordinary share attributable to Stratasys Ltd. (Diluted)	$(0.16)		$0.45	$(0.62)		$0.58
Diluted Shares	41,976		44,289	50,490		52,261

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Reconciliation of Non-GAAP Adjustments Stratasys Ltd. ($ in thousands) Q3-13 Q3-14 Net sales, products Deferred revenue purchase price $434 $- Cost of sales, products Acquired intangible assets amortization (12,252) (14,328) Impairment charges - (11,635) Non-cash stock-based compensation expense (406) (797) Merger related expense (55) - Cost of sales, services Acquired intangible assets amortization - (536) Non-cash stock-based compensation expense (387) (485) Merger related expense (8) (3,215) Research and development, net Non-cash stock-based compensation expense (822) (1,097) Impairment charges - (3,000) Merger related expense (716) (80) Selling, general and administrative Acquired intangible assets amortization (3,838) (6,474) Non-cash stock-based compensation expense (4,997) (5,217) Merger and acquisition related expense (4,825) (31,245) Change in fair value of obligations in connection with acquisitions Change in fair value of obligations in connection with acquisitions (1,607) (5,578) Income taxes (benefit) Tax expense related to non-GAAP adjustments 3,640 22,270 Net income (loss) attributable to non-controlling interest Depreciation and amortization expense attributable to non-controlling interest 61 - Net income (loss) attributable to Stratasys Ltd. $26,646 $61,417